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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer unveils its multi-mission medium airlift name and designation: C-390 Millennium

Dubai, UAE, November 18, 2019 – Embraer today announced at the Dubai Air Show the name and designation of its multi-mission medium aircraft, the Embraer C-390 Millennium. The new designation reflects increased flexibility and value for operators that look for a transport/cargo aircraft to perform airlift and air mobility missions, among others.

In 2009, the Brazilian Air Force (FAB) contracted Embraer to design, develop and manufacture the aircraft as a replacement for its aging C-130 fleet. Deliveries to FAB started last September.

The C-390 Millennium is a tactical transport jet aircraft designed to set new standards in its category, while presenting the lowest life-cycle cost in the medium airlift market. Some of the strong aspects of the aircraft are increased mobility, rugged design, higher flexibility, state-ofthe-art yet proven technology, and easier maintenance. In addition, the C-390 Millennium can perform a variety of missions, such as cargo and troop transport, cargo and paratroopers airdrop, search and rescue, aerial firefighting, medical evacuation, and humanitarian missions. The designation KC-390 will be maintained for the customers that have opted for the aerial refueling capability.

“With the C-390 Millennium we will be able to deliver the right solution to our customers, according to their specific needs”, said Jackson Schneider, president and CEO of Embraer Defense & Security. “The C-390 is a highly capable aircraft. Its unrivalled combination of speed, payload and rapid reconfigurability for multi-mission operations are the cornerstones of its excellent productivity”.

Flying faster and delivering more value, the Millennium is the right sized platform for major airlift deployment scenarios. Minimized intervals and on condition maintenance, combined with highly reliable systems and components, reduce downtime and costs, contributing to outstanding availability levels and low life cycle costs.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer